Sub-Item 77I (b): Terms of new or amended securities

At its June 12, 2009 Board of Trustees meeting, the Board approved the creation of the Pemberwick Fund (the "Fund"), an additional series of FundVantage Trust (the "Trust"). The Fund consists of one class of shares. A description of the Fund's shares is contained in its Prospectus and Statement of Additional Information dated December 15, 2009, which was filed in the Trust's Rule 497(c) filing on December 15, 2009.